[Baird Holm LLP Letterhead]

Douglas D. Murray 1500 Woodmen Tower Omaha, Nebraska 68102-2068 Tel: 402.344.0500 Fax: 402.344.0588 Direct: 402.636.8207 dmurray@bairdholm.com www.bairdholm.com Also admitted in Iowa

April 22, 2008

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Husker Ag, LLC
Schedule 13E-3
File No. 005-78256
Filed January 18, 2008

Preliminary Proxy Statement on Schedule 14A
Filed January 18, 2008
File No. 000-49773

Dear Mr. Duchovny:

In response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated February 15, 2008, Husker Ag, LLC (the “Company”) filed Amendment No. 1 to the Schedule 13E-3 and an amended preliminary proxy statement on Schedule 14A.

Two copies of the amended filings, and two copies that are marked to show changes from the filings made on January 18, 2008, are enclosed for your convenience.

Set forth below are the Commission’s comments contained in its letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the clean copies of the amended Preliminary Proxy Statement included with this letter.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

Schedule 13E-3

General

1.	We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to be held by less than 500 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under Nebraska law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Class A and Class A-1 membership units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

RESPONSE:

We have enclosed for your review a draft of our formal legal opinion, as the Company’s counsel with respect to the Rule 13e-3 reclassification transaction described in the Preliminary Proxy Statement, stating that the Company’s Class A membership units and the Company’s Class A-1 membership units are separate classes of securities under Nebraska law.

We believe that the proposed Rule 13e-3 reclassification transaction will create two distinct classes of membership units (Class A and Class A-1) for purposes of determining whether the Company is eligible to suspend its disclosure and reporting obligations under Section 15, and whether the Company is eligible to deregister under Section 12, of the Securities Exchange Act of 1934, as amended (“the Exchange Act”). The Company’s obligation to file reports arose under Section 15 of the Exchange Act, and this obligation relates only to its original class of membership units, which will be designated Class A membership units following the proposed reclassification transaction.

As disclosed in the Preliminary Proxy Statement, the Company has proposed to effect a Rule 13e-3 transaction by reclassification of the Company’s membership units held by members who are record holders of 20 or fewer membership units. In connection with the reclassification, each membership unit held by record holders

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

owning 20 or fewer units would be reclassified on the basis of one Class A-1 membership unit for each original membership unit held by such members immediately prior to the effective time of the reclassification. All of the Company’s other original membership units would remain outstanding and be unaffected by the reclassification – except that such units would then be renamed “Class A” units.

The Company has proposed the Rule 13e-3 reclassification transaction so as to terminate the Company’s reporting obligations that arose under Section 15 of the Exchange Act. Rule 13e-3(a)(3)(i)(C) expressly defines a Rule 13e-3 transaction to include “a solicitation subject to Regulation 14A of any proxy … of any equity security holder by the issuer of the class of securities … in connection with: a … reclassification.” In addition, Rule 13e-3(a)(3)(ii)(A) defines a Rule 13e-3 transaction as a transaction that causes “any class of equity securities of the issuer which is subject to … section 15(d) of the [Exchange] Act to be held of record by less than 300 persons.” Therefore, as counsel to the Company, it is our conclusion that a reclassification that results in the Class A membership units, which are the Company’s only equity securities that are subject to Section 15(d) of the Exchange Act, being held of record by less than 300 persons, is a transaction that is clearly contemplated by Rule 13e-3, thereby enabling the Company to suspend its disclosure and reporting obligations.

In evaluating whether the reclassification will create two distinct classes of equity securities for purposes of Section 15 of the Exchange Act, we note that Section 15(d) provides that the term “class” should be construed “to include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges” (emphasis added). There are several characteristics of—or rights and privileges associated with—equity securities that, most often, are used to delineate a class of securities, such as voting rights and dividend rights.1

Currently, under the Company’s Second Amended and Restated Operating Agreement, all of the Company’s membership units have identical rights, including the right to elect members of the board of directors. However, following the proposed Rule 13e-3 reclassification transaction, the proposed Third Amended and Restated Operating Agreement would create and delineate the attributes of two separate classes of membership units: Class A and Class A-1 membership units. Under the Company’s proposed Third Amended and Restated Operating Agreement, the Class A and Class A-1 membership units would differ in several material respects, including voting rights, discretionary liquidation preferences, discretionary dividend preferences, and ownership

1 These characteristics of securities are derived from features identified by the U.S. Supreme Court; See, e.g., Landreth Timber Co. v. Landreth, 471 U.S. 681, 686 (identifying the features of common stock as: (a) dividend/profit sharing rights, (b) negotiability/transferability, (c) ability to pledge, (d) voting rights, and (e) appreciation rights).

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

restrictions. Specifically, the terms of the proposed Class A-1 membership units would differ from the proposed Class A (original) membership units as follows:

•

Voting Rights. Unlike the existing membership units, the Class A-1 membership units would not have voting rights, except under very limited circumstances. Holders of Class A-1 membership units would be entitled to vote only upon proposals related to (i) the sale, exchange or other transfer for all or substantially all of the assets of the Company; (ii) the merger or consolidation of the Company with another entity; (iii) the dissolution of the Company, and (iv) certain amendments to the Company’s operating agreement. On the matters on which the Class A-1 members are entitled to vote, the Class A-1 members would have one vote for each Class A-1 membership unit held by them. Class A-1 members would vote together with the Class A members as a single class and not as a separate class on those matters on which Class A-1 unit holders are entitled to vote; except that amendments to the operating agreement which would adversely affect any of the relative rights, preferences and limitations of the Class A-1 units, would require approval by an affirmative vote of the holders of more than two-thirds of the Class A-1 membership units, voting as a separate class. Holders of Class A-1 membership units would not be entitled to nominate, elect or remove the Company’s directors.

•

Discretionary Distribution Preference. Holders of Class A-1 membership units would have certain discretionary distribution preferences. To begin with, no distributions could be made to the Class A members without making the same pro-rata distributions on a per membership unit basis to the Class A-1 members. In addition, the Company’s board of directors would have the right, in its sole discretion, to declare distributions to the Class A-1 members without declaring the same per membership unit distribution to the Class A members, subject, however, to a maximum cumulative total preferential distribution to all Class A-1 members as a class in the amount of $1,000,000.

•

Discretionary Liquidation Preference. Holders of Class A-1 membership units would have certain discretionary liquidation preferences. To begin with, no liquidation payments could be made to the Class A members without making the same pro-rata payments to the Class A-1 members on a per membership unit

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

basis. In addition, the Company’s board of directors would have the right, in its sole discretion, to allocate additional liquidating payments to the Class A-1 members without allocating the same per membership unit liquidating payment to the Class A members, subject, however, to a maximum cumulative total preferential liquidation payment to all Class A-1 members as a class in the amount of $1,000,000.

•

Ownership Restrictions. The proposed Third Amended and Restated Operating Agreement would continue to limit the Company’s original (Class A) members from owing more than 30% of the total issued and outstanding Class A units; and it would limit all of the Company’s members from owning more than 30% of the Company’s total issued and outstanding membership units (the total of Class A and Class A-1 units). By contrast, within its own class, Class A-1 membership units would not be subject to the 30% ownership limitation. In addition, the current operating agreement provides that, without board approval, the Company’s members may not (i) transfer fewer than five membership units, except where all of a member’s units are transferred; or (ii) transfer any membership units that would result in the transferor owning less than five membership units. Under the proposed Third Amended and Restated Operating Agreement, this restriction would apply only to Class A-1 members, while the Class A members would be unable to transfer or own fewer than 10 Class A membership units without board approval. Class A-1 unit holders receiving less than five Class A-1 membership units in the reclassification could continue to hold those Class A-1 membership units without violating the minimum ownership requirement.

See also Table, Comparison of Features of our Original Class A Membership Units and Class A-1 Membership Units, Preliminary Proxy Statement, pages 53 – 55. Pursuant to the definition of a “class” of securities under Section 15(d), the Company’s Class A and the Class A-1 membership units would not exhibit “substantially similar character” and the holders of the two classes would not “enjoy substantially similar rights and privileges.” In light of these differences in voting rights, discretionary liquidation preferences, discretionary dividend preferences, ownership restrictions, in our opinion, the Class A and the Class A-1 membership units would constitute two separate classes of securities for purposes of Section 15 of the Exchange Act.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

Furthermore, the SEC Staff has previously taken no-action positions in favor of similarly situated issuers who had issued two separate classes of securities. The Staff took a no-action position in favor of an issuer that treated two classes of ownership units as separate classes of securities where one class was voting and one class was nonvoting. Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,673 (April 19, 1991). According to the letter, the holders of nonvoting stock in Crawford & Co. had voting rights only with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s articles of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to Georgia law. Relying on the definition of a “class” of securities provided under Section 12(g)(5) of the Exchange Act, Crawford & Co. argued that one class’s lack of voting rights precluded its holders from enjoying “substantially similar rights” as persons holding an otherwise identical class of stock that could vote. The Commission took a no-action position in favor of Crawford & Co.’s argument that it had two classes of securities for purposes of Section 16(a) of the Exchange Act.

Similarly, the SEC Staff took a no-action position in favor of an issuer that treated two classes of equity securities as separate classes for purposes of registration under Section 12(g)(5) of the Securities Exchange Act of 1934 where the company’s common stock had a $2.00 liquidation preference and its Class A common stock had a 4-to-1 voting edge over the common stock. Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶78,703 (Dec. 30, 1971).

In this transaction, the Class A units and the Class A-1 units would differ in several material respects, including voting rights, discretionary liquidation preferences, discretionary dividend preferences and ownership restrictions. As such, the Class A and the Class A-1 membership units would not exhibit “substantially similar character” and the holders of Class A and Class A-1 membership units would not “enjoy substantially similar rights and privileges.” Accordingly, as defined under Section 15(d) of the Exchange Act, the Class A units and the Class A-1 units that would be issued following the Rule 13e-3 transaction would constitute two separate classes of securities.

Item 3. Identity and Background of Filing Person

2.	Please provide the disclosure responsive to Item 3 of Schedule 13E-3 in the proxy statement, as it appears that you will deliver the proxy statement to security holders, and not the Schedule 13E-3.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. Please see the new section entitled “Identity and Background of Filing Persons” beginning on page 66 of the Preliminary Proxy Statement.

Item 13. Financial Information

3.	Please tell us why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

RESPONSE:

In response to your comment, we have revised the Preliminary Proxy Statement to provide both historical and pro forma financial information; please see the new “Financial Information” section of the Preliminary Proxy Statement beginning on page 60. This new section includes pro forma financial information required by Item 1010(b) of Regulation M-A. We have revised Schedule 13e-3 to incorporate by reference this new “Financial Information” section of the Preliminary Proxy Statement. Please see page 8 of the Schedule 13e-3.

Proxy Statement

Cover Page

4.	On the cover page and in other prominent parts of the proxy statement disclose that current security holders will receive no consideration for their units in this transaction(s) and will lose the benefits of holding Section 12 registered securities. This revised disclosure should include a discussion of the impact on shareholders of holding unregistered securities.

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. Specifically, with respect to your comment related to “no consideration”, please see the revised cover page and the new section in the Summary Term Sheet entitled “Property Received in Rule 13e-3 Transaction” on page 7 of the Preliminary Proxy Statement. See also pages 2, 5, 41 and 42 of the Preliminary Proxy Statement for additional disclosure of the fact that members will receive no consideration for their units in this transaction; while some of this discussion was already in the original preliminary proxy statement (page 2), we have modified some disclosures (pages 5 and 41) and added some additional disclosure (page 42). For members receiving Class A-1

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

membership units, we have made it clear that they will receive no “additional” consideration; that is, no consideration other than the Class A-1 units.

With respect to the second part of your comment related to the impact on our members of holding unregistered securities, please see the revised cover page and the new section in the Summary Term Sheet entitled “Impact on our Members of Holding Unregistered Membership Units” on page 5 of the Preliminary Proxy Statement. See also pages 7, 8, 26, 41, 42, 43 and 52-53 of the Preliminary Proxy Statement for additional discussion of the impact on members of holding unregistered securities; some of which was already included in the original preliminary proxy statement.

5.	See our last comment. Highlight the fact that security holders who receive Class A-1 units will lose voting rights on any matter other than a change in control transaction and will also lose the benefits of registration.

RESPONSE:

The cover page of the Preliminary Proxy Statement has been revised in accordance with your comments.

Summary Term Sheet, page 1

6.	Please revise this section generally to comply with Item 1001 of Regulation M-A and to avoid duplication of information.

RESPONSE:

The Summary Term Sheet section of the Preliminary Proxy Statement has been revised in accordance with your comments.

7.	We note under the heading “Fairness of the Rule 13e-3 Transaction” on page 6 that you define unaffiliated members as those members other than your directors and officers. Please revise this definition here, and throughout the proxy statement as necessary, to also exclude 10% security holders.

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 6, 9 and 18 of the Preliminary Proxy Statement.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

8.	Please revise the last paragraph under the heading “Purpose and Structure of the Rule 13e-3 Transaction” on page 7 to clarify how the board will assist members to segregate or consolidate their membership units.

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. Please see the revised section entitled “Purpose and Structure of the Rule 13e-3 Transaction” which now begins on page 4 of the Preliminary Proxy Statement. Pages 26 and 28 of the Preliminary Proxy Statement were also modified to highlight this issue.

Special Factors

Background of the Rule 13e-3 Transaction, page 16

9.	Refer to the third sentence of the first paragraph of page 21. Please clarify why the fact that your directors will all be treated similarly in the reclassification has an impact on the need to establish a special committee to protect the interests of your unaffiliated security holders. It seems, in fact, that the opposite may be true.

RESPONSE:

The Preliminary Proxy Statement has been revised to more clearly reflect the intent of this disclosure. Please see the second full paragraph on page 18 of the Preliminary Proxy Statement. The Company did not discount the need for a special committee. Rather, because only one member of the board would not end up with at least some Class A membership units, any special committee would generally have had the same interest as the board as a whole. See also the section entitled “Procedural Fairness” beginning on page 32, as we have modified the disclosure listed under the second bullet under that section to help address your comment.

Reasons for the Rule 13e-3 Transaction, page 24

10.	Please revise your discussion generally to ensure you avoid duplication of disclosure. We note that under this heading you include the reasons for the transaction by each of the company (page 24) and its affiliates (page 33) and again on page 34.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. Please see this section beginning on page 21 of the Preliminary Proxy Statement, as well as the changes to the section entitled “Purpose and Structure of the Rule 13e-3 Transaction” beginning on page 35 of the Preliminary Proxy Statement.

11.	Refer to the second bullet point on page 24. Please describe the nature of the periodic financial information you expect to continue providing after the reclassification and quantify the reduction in the expected savings identified in the preceding bullet point given your intent to continue providing periodic information to your security holders.

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. Regarding your comment relating to the nature of the financial information the Company will provide its members after the reclassification, we have revised the second bullet point that you reference in your comment (which now begins on page 21 of the Preliminary Proxy Statement), and we have also added an applicable comment on page 26.

Regarding your comment requesting that the Company “quantify the reduction in the expected savings”, when the Company originally estimated its expected savings, it accounted for the need for some ongoing accounting expenses. We have added a statement to this effect at the end of the first bullet point under the “Reasons for the Rule 13e-3 Transaction” on page 21 of the Preliminary Proxy Statement.

12.	Revise the substantive fairness discussion to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board believes that an exchange of one Class A-1 membership unit for one Class A membership unit is substantively fair, given the different rights associated with each class. Why is the ratio appropriate? Your discussion should be detailed, and should specifically address the rights associated with the Class A-1 units.

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments and related question concerning the appropriateness of the one-for-one ratio. We have revised the entire substantive fairness discussion which begins on page 25 of the Preliminary Proxy Statement.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

Material Federal Income Tax Consequences, page 43

13.	You are required to summarize the material federal tax consequences of this transaction and security holders are entitled to rely on your disclosure; therefore, please eliminate the IRS Circular 230 disclaimer at the bottom of page 43 or provide us your detailed analysis regarding why you believe it is required in this situation.

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. We have eliminated the IRS Circular 230 disclaimer which had been at the end of the section entitled “Material Federal Income Tax Consequences of the Reclassification” which begins on page 44 of the Preliminary Proxy Statement.

The Third Amended and Restated Operating Agreement, page 44

14.	Please revise the first bullet point on page 45 to describe the type of actions the board may take in addressing and remedying violations of Section 4.3 of your operating agreement. Also, tell us, with a view toward revised disclosure, whether under state law you are allowed to take any such action without first specifying it in your operating agreement.

RESPONSE:

In response to your comments, the Company’s Board of Directors revised Section 4.3 of the Third Amended and Restated Operating Agreement to clarify this issue. Previously, the relevant language of Section 4.3 provided that the Board could:

take any action in their sole discretion to cure such violation, including without limitation the right to not count the votes of such Person in excess of an ownership limitation. (emphasis added).

The revised Section 4.3 now more accurately provides that the Board could:

take any action allowed under the terms of this Operating Agreement specifically including the right to not count the votes of such Person in excess of an ownership limitation. (emphasis added).

The bullet point referenced in your comment was changed accordingly in the Preliminary Proxy Statement (see page 46). Pages 3 and 57 of the Preliminary Proxy

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

Statement were also modified to reflect this change. In addition, paragraph 1.B. of the Notice of Special Meeting of Members was modified accordingly.

Security Ownership of Directors, Officers, page 60

15.	We note that at least three of your directors and officers have membership units in The Better Energy Company, LLC, which is the beneficial owner of 20% of your securities. Please provide us with a supplemental description of the ownership of The Better Energy Company. Also, explain why you only include 1,020 units held by that entity in the line items for Mr. Hall and Mr. Fick instead of the 6,120 units that entity appears to hold of record. Finally, to the extent this is not addressed in response to the foregoing, please tell us why Mr. Gyberg disclaims beneficial ownership in units held of record by The Better Energy Company.

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. The Better Energy Company, LLC (“T-BEC”) is generally controlled by an 11 member board of managers. However, ever since T-BEC purchased an interest in the Company in October 2002, the members and managers of T-BEC have had an agreement whereby the President of T-BEC would have the sole discretion on T-BEC’s voting and dispositive power over its interest in Husker Ag, LLC. David Fick is the President of T-BEC, and he has been the President of T-BEC since it purchased an interest in Husker Ag, LLC. For that reason, Husker Ag’s directors James Hall and Ronald Fick only disclose their beneficial interest in T-BEC’s total membership units, that is 1,020 units each which reflects their proportional ownership of T-BEC. Moreover, because of David Fick’s control over T-BEC’s voting and dispositive power, Stanley Gyberg has always disclaimed beneficial ownership in any units held of record by T-BEC. In response to your comments, and in an effort to be consistent with the Husker Ag’s other directors holding an interest in T-BEC, the Preliminary Proxy Statement has been amended so that Mr. Gyberg’s proportional interest in T-BEC (344 units) has now been included in Mr. Gyberg’s beneficial ownership within the security ownership table which begins on page 67 of the Preliminary Proxy Statement. (See also our response to comment no. 16 below).

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

April 22, 2008

16.	Please provide the names of the beneficial owners of the securities listed in the second table on page 63.

RESPONSE:

The Preliminary Proxy Statement has been revised in accordance with your comments. Regarding the 3,000 membership units owned by Agri-Energy, L.P., please note that two of Husker Ag’s directors also serve on the Board of Directors of Agri-Energy – Stanley Gyberg and Gerald Winter. While Mr. Gyberg and Mr. Winter have purposefully excused themselves from any vote or other control of Agri-Energy’s voting and/or dispositive power over its interest in Husker Ag, in response to SEC comments, Husker Ag has added all of Agri-Energy’s 3,000 membership units to both Mr. Gyberg and Mr. Winter’s beneficial ownership within the security ownership table. For your information, in prior years (2006 and earlier), when director James Hall was an officer of Agri-Energy, Husker Ag attributed all of Agri-Energy’s membership units in the Company to Mr. Hall’s beneficial interest as he then had sole voting and dispositive power over those units. Mr. Hall is no longer a director or officer of Agri-Energy.

Form of Proxy Card

17.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE:

The form of proxy has been revised in accordance with your comments.

A statement from the Company acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter.

Please feel free to contact Dennis J. Fogland at (402) 636-8264 or Douglas D. Murray at (402) 636-8207 if you have any additional questions.

Respectfully Submitted,

/s/ Douglas D. Murray

Douglas D. Murray

FOR THE FIRM

cc:	Mike Kinney

Enclosures